

July 31, 2013

Via E-mail
Ms. Fabiana Chubbs
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, BC, V6C 2B5
Canada

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated July 10, 2013**
> **File No. 001-31522**

Dear Ms. Chubbs:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 – Consolidated Financial Statements

Note 3.4 – Exploration and Evaluation Expenditures, page 5

1.   We note in your response to our prior comment 1 you state "The criteria for determining whether expenditures on extensions of mineral properties are capitalized are the same as those presented for capitalizing evaluation expenditures and subsequent mine development costs." However, we note that the basis for capitalizing evaluation expenditures under IFRS 6 is different than the basis for capitalizing development costs

under IAS 16. Please modify your disclosure in future filings to clarify your policy and provide us with a sample of your proposed disclosure.

2.   We are continuing to evaluate other elements of your response to our prior comment 1. We may have further comments.

Note 10 – Inventories, page 16

3.   We note in your response to our prior comment 3 you state your normal operating cycle is dependent on the treatment process at each of your mine sites. Paragraph 68 of IAS 1 states the operating cycle of an entity is the time between the acquisition of assets for processing and their realization. It does not appear that your ore processing time is consistent with this guidance (especially in the case of stockpiled ore). In the case of your mines, it would appear that the assets acquired include the mineral rights, the capitalized costs associated with bringing a mine into production, and all other production costs capitalized as part of your inventory carrying amount (i.e. total cost of inventory including depletion). Accordingly, it is not clear to us when you believe those acquired assets are realized, if not on a continuous basis. Please clarify whether you are asserting that your operating cycle is the life of the mine. Alternatively, tell us how you consider the continuous throughput nature of your treatment processing and whether that is indicative of an operating cycle that is not clearly identifiable. Please modify your presentation and disclosure, or tell us why you continue to believe no modification is necessary.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining